RESSOURCES STRATECO INC.
STRATECO RESOURCES INC.

1225 Gay-Lussac Street
Boucherville (Québec) J4B 7K1
CANADA
Tél/Tel : (450) 641-0775   Télécopieur/Fax : (450) 641-1601
Site Web : www.stratecoinc.com

Télécopie/Fax

Date :	August 4, 2005	**Pages :** 3

Destinataire/Adressee :	Mr. George (Ken) Schuler, Mining Engineer	**Télécopie/ Fax :** 1-202-772-9220

Compagnie/Company :   U.S. Securities and Exchange Commission

Expéditeur/Sender :   Mr. Guy Hébert, President

Objet /Subject :   Answer to letter of comments dated   **Cc :**
July 26, 2005

☐ Urgent   ☐ Pour avis/Notice   ☐ Commentaires/Comments   ☐ Réponse/Reply   ☐ Confidentiel/Confidential

Message :

Dear Sir :

Please find enclosed the following letter of answers to U.S. Securities and Exchange Commission letter of comments dated July 26, 2005.

CONFIDENTIEL/CONFIDENTIAL

STRATECO RESOURCES INC.

Via facsimile and Canada mail

Boucherville, August 3, 2005

Mr. H. Roger Schwall, Assistant Director
United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

SUBJECT : Strateco Resources Inc.
Letter of comments dated July 26, 2005
File No. 000-49942

Sir,

The geologists of Strateco Resources Inc. ("The Company") have studied your letter of comments dated July 26, 2005 and want to confirm to you that in future filings the Company will include the following matter (the numbers attributed to the following answers correspond to the number of the comments in your letter):

1. Before measured and indicated Resource table, the following text will be inserted:

> **Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.**
> This section uses the terms "measured"and "indicated resources". We advise U.S. investors that while those terms and recognized and required by Canadian regulations, the U.S Securities and Exchange Commission does not recognize them.
> **U.S investors are cautioned not to assume that any part or alll of mineral deposits in these categories will ever be converted into reserves.**

Before the Inferred Resources table, the following text will be inserted.

> **Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.**
> This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources " have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resources will ever be upgraded to a higher category.

1225 Gay-Lussac St., Boucherville (Québec) J4B 7K1 CANADA
Tel.: (450) 641-0775 • Fax: (450) 641-1601

STRATECO RESOURCES INC.

Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.
U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Resources will also only be reported as "in place" tonnage and grade and will not be disclosed as units of product such as ounces of gold or pounds and the table taken directly from the geological report will be adjusted to that end.

2. In all future filings the Company will disclose the cutoff grade used to delimit the tonnage estimates. The Company will take care to disclose the relevant factors for resources estimates in conformity with your comments.

3. This comment was apparently concerning a quote from Form 10-QSB for the period ending March 31, 2005 as it concerns a property not yet acquired by the Company as of December 31, 2004. In future filings, the Company will not mention resource estimates that are not conformed to Commission definitions and the N.I 43-101 definitions without explaining their differences to the average non-technical reader.

<u>Statement from the Company:</u>

- The Company is reponsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Guy Hébert, President